SEC 06005060 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 29 2006 WASH. D.C.

SEC FILE NUMBER
8-50367

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BASIS FINANCIAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17395 North Bay Road, #102
(No. and Street)

Sunny Isles Beach, Florida 33160
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Armen Karapetyan (786) 629-0334
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip L. Glickman, CPA
(Name – *if individual, state last, first, middle name*)

605 Ives Dairy Road, Suite G-103, Miami, Florida 33179
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 19 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Armen Karapetyan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Basis Financial LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Manager

Title

Yosmery Cabral
Commission #DD319531
Expires: May 16, 2008
Bonded Thru
Atlantic Bonding Co., Inc.

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BASIS FINANCIAL, LLC

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2005

BASIS FINANCIAL, LLC

DECEMBER 31, 2005

CONTENTS

	PAGE
Independent Auditor's Report	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member's Capital	4
Statement of Cash Flows	5
Notes to Financial Statements	6-8
Supplementary Information:	
Computation of Net Capital Per Uniform Net Capital Rule 15c 3-1	10
Reconciliation of Computation of Net Capital Per Uniform Net Capital Rule 15c 3-1 to Company's Corresponding Unaudited Form X-17A-5, Part IIA Filing	10
Computation for Determination of Reserve Requirement Pursuant to Rule 15c 3-3	10
Subordinated Liabilities	11
Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5	12-13

BASIS FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Current Assets:	
Cash and Cash Equivalents	$14,014
Receivable from Clearing Firm	8,326
Total Current Assets	22,340
Furniture and Fixtures - net of accumulated depreciation of $795	-
Other Assets	4,679
TOTAL ASSETS	$ 27,019

LIABILITIES AND MEMBER'S CAPITAL

Aggregate Indebtedness	
Accounts Payable	$ 4,520
	4,520
Contingencies	
MEMBER'S CAPITAL	
Member's Capital	22,499
	22,499
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 27,019

The Accompanying Notes Are an Integral Part
of These Financial Statements

BASIS FINANCIAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues:		
Commissions	$	77,734
Other Income		8,160
Interest Income		161
		86,055
Expenses:		
Clearing Expenses		1,669
Commissions		20,919
Administrative and General		79,547
		102,135
Net Income (Loss)	$	(16,080)

The Accompanying Notes Are an Integral Part
of These Financial Statements

BASIS FINANCIAL, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2005

	MEMBER'S CAPITAL
Balances, beginning	$ 20,579
Capital Contribution	18,000
Net Income (Loss)	(16,080)
Balances, ending	$ 22,499

The Accompanying Notes Are an Integral Part of These Financial Statements

BASIS FINANCIAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash Flows from Operating Activities:	
Net Income (Loss)	$ (16,080)
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) in receivable from clearing firms	(6,778)
Decrease in other assets	795
(Decrease) in aggregate indebtedness	(883)
Total Adjustments	(6,866)
Net Cash Provided by (Used in) Operating Activities	(22,946)
Cash Flows from Financing Activities:	
Capital Contributed	18,000
Net Cash Provided by Financing Activities	18,000
Net (Decrease) in Cash and Cash Equivalents	(4,946)
Cash and Cash Equivalents, Beginning of Year	18,960
Cash and Cash Equivalents, End of Year	$ 14,014

The Accompanying Notes Are an Integral Part of These Financial Statements

BASIS FINANCIAL, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies that affect the more significant elements of the Company's financial statements are summarized below.

ORGANIZATION

The Company is registered with the United States Securities and Exchange Commission and the National Association of Securities Dealers, Inc. as a broker/dealer in securities. Consequently, its record keeping is in accordance with rules and regulations prescribed by these Agencies. Basis Financial, LLC (the "Company") is a Texas corporation and is a registered broker-dealer maintaining its only office in Sunny Isles Beach, Florida.

NET CAPITAL

The Company is subject to the "Net Capital Rule" of the Securities and Exchange Commission which requires that the Company's "Aggregate Indebtedness" as defined, shall not exceed 1,500% of "Net Capital", as defined. At December 31, 2005, the Company's "Net Capital" was $17,820 and the "Required Net Capital", as defined, was $5,000. The ratio of "Aggregate Indebtedness" to "Net Capital" is 2.5%.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

INCOME TAXES

The Company is a Limited Liability Company and has elected to be taxed as a Partnership; therefore no income taxes are owed at the Company level.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

PROPERTY, EQUIPMENT AND DEPRECIATION

Property and equipment are valued at cost. Depreciation is computed on the straight-line and accelerated methods for financial accounting purposes, based on the estimated useful lives of the assets.

COMMISSIONS

Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur.

INVESTMENT ADVISORY INCOME

Investment advisory fees are received quarterly but are recognized as earned on a pro-rata basis over the term of the contract.

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

NOTE 2 - FURNITURE AND FIXTURES

Furniture and fixtures are summarized as follows:

Office Equipment	$ 795
Accumulated Depreciation	(795)
	$ -

NOTE 3 - OPERATING LEASES

The Company has a lease on its office space which is classified as an operating lease. Total rent expense for 2005 was $36,338. Future minimum lease payments under the noncancellable operating lease are:

2006	$ 35,725
	$ 35,725

PHILLIP L. GLICKMAN, CPA
CERTIFIED PUBLIC ACCOUNTANT
605 Ives Dairy Road, #G-103
Miami, Florida 33179
(305) 652-4241

INDEPENDENT AUDITOR'S REPORT

Stockholder and Directors
Basis Financial, LLP.
Boca Raton, FL

I have audited the accompanying statement of financial condition of Basis Financial, LLP. as of December 31, 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Basis Financial, LLP. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11-12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillip L. Glickman CPA

Miami, Florida
March 28, 2006

SUPPLEMENTARY INFORMATION

PHILLIP L. GLICKMAN, CPA
CERTIFIED PUBLIC ACCOUNTANT
605 Ives Dairy Road, #G-103
Miami, Florida 33179
(305) 652-4241

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Basis Financial LLP.

In planning and performing my audit of the financial statements and supplemental schedules of Basis Financial LLP. (The Company), for the year ended December 31, 2005, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip L. Glickman CPA

Miami, Florida
March 28, 2006

BASIS FINANCIAL, LLC
COMPUTATION OF NET CAPITAL PER UNIFORM
NET CAPITAL RULE 15c 3-1
FOR THE YEAR ENDED DECEMBER 31, 2005

Computation of Net Capital

Total member's capital from Statement of Financial Condition	$ 22,499
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Total capital and allowable subordinated liabilities	22,499
Non-allowable assets	(4,679)
Net capital before haircuts on securities positions	17,820
Haircuts on securities	-
Net capital	$ 17,820
Aggregate Indebtness	
Accounts Payable	$ 4,520
Total Aggregate Indebtness	$ 4,520
Computation of basic net capital requirement	
Minimum net capital requirement at 1,500 percent	$ 301
Net capital requirement per agreement with NASD	$ 5,000
net capital requirement	$ 5,000
Excess net capital	$ 12,820
Excess net capital at 1,500 percent	$ 17,519
Excess net capital at 1,000 percent	$ 17,368
Ratio of aggregate indebtedness to net capital	25%

See the Accompanying Independent Auditor's Report

BASIS FINANCIAL, LLC
COMPUTATION OF NET CAPITAL PER UNIFORM
NET CAPITAL RULE 15c 3-1
FOR THE YEAR ENDED DECEMBER 31, 2005

RECONCILIATION OF COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15C 3-1 TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART II FILING

No material differences exist between the net capital computation included in the financial statements and the computation included in the Company's corresponding unaudited Form X-17A-5, Part II filing.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

There were no liabilities subordinated to the claims of general creditors at December 31, 2005, or at any time during the year then ended.

Balance, beginning of period	-
Increases	-
Decreases	-
Balance, end of period	-

See the Accompanying Independent Auditor's Report